Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 14, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Elena Stojic

Re:	AFA Multi-Manager Credit Fund (File Nos. 333-252742, 811-23636)

Dear Ms. Stojic:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the AFA Multi-Manager Credit Fund (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meanings as defined in the Registration Statement, unless otherwise indicated.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:  The Registrant acknowledges the Staff’s comment.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:  The Registrant submitted an application for exemptive relief on February 5, 2021 in connection with the Registration Statement in order to, among other things, issue multiple classes of shares and, subject to certain conditions, to adopt a distribution and service plan with respect to certain share classes. As disclosed in the Registration Statement, the Registrant will only offer Investor Class Shares, and the distribution and services plan will not be implemented, unless and until the multi-class exemptive order is issued. The Registrant does not expect to submit any other exemptive application or no-action request in connection with the Registration Statement.

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to any underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:   The Registrant confirms that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Corporate Financing Rule 5110(h)(2)(B).

4.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:  The Registrant confirms that it has not and does not intend to present any “test the waters” materials in connection with this offering.

5.	Comment: We note you intend to conduct a best efforts offering and invest in a range of private and public credit securities and other credit-related investments. With a view to disclosure, please tell us the minimum estimated fund size the Adviser believes necessary to achieve portfolio diversification and access to underlying funds.

Response:  The minimum estimated fund size the Adviser believes necessary to achieve portfolio diversification and access to underlying funds is $5 million.

Prospectus

Cover Page

6.	Comment: Please specify the anticipated timing of the fund's initial repurchase offer.

Response:  The Fund intends to operate as an interval fund pursuant to Rule 23c-3 of the Investment Company Act, and has adopted a fundamental policy to conduct quarterly repurchase offers. The Registrant will add this requested disclosure to the third paragraph of the cover page after an anticipated launch date for the Fund is known.

Fund Summary – Investment Objective and Principal Investment Strategies (page 4)

7.	Comment: Please revise this section and other relevant disclosure in the registration statement to disclose that the fund will apply an 80% policy to invest in “public credit securities and other credit-related investments” as required by the Names Rule given the term “Credit” in the Fund’s name. See Rule 35d-1 under the 1940 Act.

Response:  The Registrant will make the following change to the aforementioned section:

The Fund seeks to achieve its investment objectives by investing at least 80% ~~the majority~~ of its net assets including ~~plus~~ any borrowings for investment purposes, either directly or indirectly, in a range of private and public credit securities and other credit-related investments.

The Registrant will make similar changes to other relevant disclosures on the cover page, page 11 of the Prospectus under “Investment Objectives and Strategies – Investment Strategies and Overview of Investment Process” and page 3 of the Statement of Additional Information under “Additional Information on Investment Techniques of the Fund and Related Risks.”

8.	Comment: In the second paragraph of the section, please clarify that the fund will invest in private pooled vehicles as part of its “fund of funds” structure. Please disclose the percentage of the Fund’s portfolio that will be invested in such vehicles, the types of investments the pooled vehicles will typically make, and their regulatory and fee structures.

Response:  The Registrant will add the following sentence as the second sentence of the second paragraph:

Up to 100% of the Underlying Funds may be private investment funds that are not registered under the Investment Company Act. Shareholders will indirectly bear a portion of the asset-based fees and other expenses incurred by the Fund as an investor in the Underlying Funds.

The Registrant will also add the following disclosure following the second paragraph:

The Fund will generally allocate more than 80% of its assets across multiple Underlying Managers who employ one or more credit strategies, including, but not limited to, direct lending, structured credit, collateralized loan obligations, trade finance, real estate lending, opportunistic credit, distressed lending, debtor-in-possession, specialty finance, receivables financing, royalties, litigation finance, leasing, intellectual property, bank regulatory capital relief, peer to peer and consumer lending, leveraged loans, and high yield bonds. The Fund may add or delete categories of investment strategies employed in the Fund, and one or more of the strategies described above may not be represented in the Fund at any given time.

9.	Comment: Please describe the Fund’s investible universe with greater specificity. Additionally, please provide additional detail regarding whether the Fund’s investments will be in funds that primarily invest in investment or non-investment grade debt instruments. Please also explain that the Fund’s investible universe includes government (including agency) or municipal bonds, if true.

Response:  The Registrant will add the following disclosure to the “Fund Summary – Investment Objectives and Strategies” section:

The Underlying Funds may invest in securities of any maturity and/or duration. The Underlying Funds in which the Fund invests may invest in securities of any credit quality, including securities that are rated below investment grade. Below-investment-grade securities are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. For certain credit strategies, including distressed lending and debtor-in-possession strategies, a substantial portion of the Underlying Funds’ assets may be invested in securities that are unrated and/or extremely speculative and may have credit ratings as low as CCC or D. From time to time, in order to manage the Fund’s liquidity, the Fund may also invest its assets in a variety of liquid instruments such as cash, money market mutual funds, shares of other mutual funds and exchange-traded funds, U.S. government (including agency) securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities.

Supplementally, as the Registrant will not invest in municipal securities, any references to municipal securities will be removed from the Registration Statement.

10.	Comment: Please specify the types of investments held by the underlying funds which will comprise the Fund’s principal investments. Please also describe any use of derivatives by the Fund.

Response:   In addition to the disclosure the Registrant will add per its response to Comment 8, the Registrant will add the following disclosure to the “Fund Summary – Investment Objectives and Strategies” section:

Underlying Managers are permitted to invest in a wide range of instruments and markets on a worldwide basis, including but not limited to private and public credit instruments and derivative contracts, asset backed and structured credit agreements and other credit-related securities.

With regards to the Fund’s use of derivatives, the Registrant will revise the current disclosure as follows:

For either investment or hedging purposes, certain Underlying Funds may engage in short sales and/or invest substantially in a broad range of derivative instruments, such as options, futures, forward currency contracts, interest rate swaps and futures, Euro dollar futures, and credit default swaps. Certain Underlying Funds may be highly dependent on the use of futures and other derivative instruments, and to the extent that they become unavailable, this may limit the Underlying Fund fully implementing its investment strategy. In addition, the Fund may access Underlying Managers indirectly through structured notes, swaps or other derivative instruments paying a return linked to the performance of an Underlying Fund.

Fund Summary – Fees and Expenses (page 5)

11.	Comment: In the first sentence of the first paragraph, please disclose that the Fund “and, therefore, the Fund’s Shareholders” bear its own operating expenses.

Response:  The Registrant will make the requested addition.

12.	Comment: Please confirm that recoupment will not cause the expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture. Include similar disclosure throughout the document where this disclosure appears.

Response:  The Registrant will revise the disclosure in the aforementioned section as follows:

For a period not to exceed three years from the date on which a Reimbursement is made, the Investment Manager may recoup amounts assumed, provided ~~it is able to effect such recoupment and remain in compliance with the Expense Limit~~ such recoupment will not cause the Fund’s expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture.

The Registrant will include similar disclosure throughout the Registration Statement where this disclosure appears.

13.	Comment: Include a line item for "Dividend Reinvestment and Cash Purchase Plan" pursuant to Item 3 of Form N-2 or explain why this line item has been omitted.

Response:  This line item has been omitted because as disclosed under “Dividend Reinvestment Plan” on page 41 of the Prospectus, the Registrant does not intend to charge the Fund’s shareholders any fees related to dividend reinvestment plan.

14.	Comment: Confirm that offering expenses are included in the estimate for other expenses.

Response:  The Registrant confirms that offering expenses are included in the estimate for other expenses. “Other Expenses” is defined on page 10 of the Prospectus, under “Fund Fees and Expenses,” to include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian.

15.	Comment: Confirm that the fund does not intend to incur leverage during the first year. If the Fund does intend to incur leverage, please include an estimate for costs associated with leverage such as interest payments on borrowed funds.

Response:  The Registrant confirms that the Registrant does not intend to incur leverage during the first year of its operations.

Fund Fees and Expenses (page 9)

16.	Comment: Please explain whether the Fund anticipates incurring “Dividend and Interest Expense on Short Sales and Borrowings.” If not, please remove from the fee table.

Response:  The Registrant does not anticipate incurring “Dividend and Interest Expense on Short Sales and Borrowings” during its first year of operations, and as such, will remove the line item from the fee table.

Investment Strategies and Overview of Investment Process (page 11)

17.	Comment: The third sentence of the first paragraph states that the Underlying Funds “will generally be private investment funds that are not registered under the Investment Company Act.” Please include related disclosure in the Fund Summary earlier in the registration statement as it is a key aspect of the Fund’s investment strategy.

Response:  As noted in the Registrant’s response to Comment 8, the aforementioned disclosure will be added to the “Fund Summary – Investment Objectives and Strategies” section.

18.	Comment: Please include the risks relating to changes in tax rates and rules when investing in municipal securities as well as the suitability of the Fund for tax exempt or tax-deferred accounts and for investors subject to the federal alternative minimum tax, if applicable. Please also include this information where appropriate elsewhere in the prospectus.

Response:  As noted in response to Comment 9, the Registrant will not invest in municipal securities.

19.	Comment: In the second paragraph, please state the number of Underlying Funds and Underlying Managers with greater specificity. Please also state the credit strategies that the fund plans to focus on with greater specificity.

Response:  The Registrant will make the following changes to the second paragraph:

The Fund allocates its assets across multiple Underlying Managers who employ one or more credit strategies, including, but not limited to, direct lending, structured credit, collateralized loan obligations (“CLOs”), trade finance, real estate lending, opportunistic credit, distressed lending, debtor-in-possession, specialty finance, receivables financing, royalties, litigation finance, leasing, intellectual property, bank regulatory capital relief, peer to peer and consumer lending, leveraged loans, and high yield bonds. While the Fund intends to be diversified across the credit strategies listed above, ~~T~~the Fund may add or delete categories of investment strategies employed in the Fund, and one or more of the strategies described above may not be represented in the Fund at any given time. The Fund currently expects to allocate its assets across five to ten Underlying Funds and five to ten Underlying Managers. However, the identity and number of Underlying Managers and the Fund’s asset allocation among them will change over time.

The Registrant will also add the following after the first sentence of the fourth paragraph under the section entitled “Investment Strategies and Overview of Investment Process”:

Private credit instruments include direct loans (to individuals, companies and entities of any size) of any maturity, seniority and credit quality that may be unsecured or secured by different types of collateral, such as receivables, real estate, or other assets. Private credit instruments are generally not investment grade and will generally not have a credit rating. Structured credit refers to investments in select tranches of cash flows generated by a pool of debt obligations, such as CLOs and collateralized mortgage obligations.

20.	Comment: Please provide additional detail regarding how the Fund will select Underlying Funds and Underlying Managers. Please explain the types of criteria that the fund may consider in selecting both the Underlying Funds and the Underlying Managers.

Response:   The Registrant will supplement current disclosure in the “Portfolio Construction Recommendation” paragraph under the “Investment Objectives and Strategies – Investment Process” section as follows:

Portfolio Construction Recommendation. Aon Investments is responsible for recommending the Underlying Funds to be included in the Fund, and recommending the allocation of assets among them to the Investment Manager. In recommending the construction of the Fund’s portfolio, the team takes into consideration the underlying exposures and fit of managers, the market opportunities, desired fund characteristics, such as target return, risk and correlations to public markets and correlations among the Underlying Funds, as well as the fees, liquidity characteristics and capacity of Underlying Funds. The key criteria for selecting an Underlying Fund is its ability to contribute to the Fund’s investment objective of providing a high level of current income, taking into account the Underlying Fund’s risk characteristics, achievement of a satisfactory due diligence rating per the process described above, and liquidity characteristics. The Fund does not target a specific maturity, duration or credit quality across its portfolio and in selecting Underlying Funds.

21.	Comment: Please describe any criteria as to maturity or duration that the Fund will use when making allocations to the Underlying Funds.

Response:  In addition to disclosure that the Registrant will add in response to Comment 20, the Registrant will add the following disclosure to the fourth paragraph under the section entitled “Investment Strategies and Overview of Investment Process.”

The Underlying Funds may invest in securities of any maturity and/or duration. The Underlying Funds in which the Fund invests may invest in securities of any credit quality, including securities that are rated below investment grade. Below-investment-grade securities are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. For certain credit strategies, including distressed lending and debtor-in-possession strategies, a substantial portion of the Underlying Funds’ assets may be invested in securities that are unrated and/or extremely speculative and may have credit ratings as low as CCC or D.

22.	Comment: Please disclose the lowest rating for a fixed income security that the Fund will accept as an investment.

Response:  Registrant will add this disclosure, as noted in response to Comment 21 above.

Principal Risk Factors – General Risks (page 13)

23.	Comment: Please include a risk factor that addresses that the Adviser is a recently registered with no assets under management at this time.

Response:  The Registrant will add the following risk factor to the “Principal Risk Factors – General Risks” section:

Limited Prior Investment Manager Experience. AFA is a relatively new entity and has limited prior experience managing a closed-end fund, interval fund or a RIC. Therefore, AFA may not be able to successfully operate the Fund’s business or achieve the Fund’s investment objective. As a result, an investment in the Fund may entail more risk than an investment in another similar fund with a substantial operating history.

24.	Comment: Please remove the “Borrowing, Use of Leverage” risk factor as the Fund states above that it does not intend to employ leverage.

Response:  While the Fund does not have a current intention to use leverage, it may do so in the future. In addition, the Underlying Funds may use borrowing and other leverage. Therefore, no changes have been made to the Prospectus in response to this comment.

25.	Comment: In this section, please include risk factor disclosure related to the asset classes and investments in which the Fund anticipates that the Underlying Funds will include in their portfolio holdings.

Response:   The Registrant believes that the current risk factor disclosure under “Principal Risk Factors – Investment-Related Risks – Investment Strategy-Specific Investment-Related Risks” includes risk factors related to the asset classes and investments in which the Fund anticipates that the Underlying Funds will include in their portfolio holdings. The Registrant will revise the introductory sentence of this section in the following manner to so clarify:

In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks associated with the styles of investing which may be utilized by one or more Underlying Managers and the types of investments in which the Fund anticipates the Underlying Funds will include in their portfolio holdings:

The Registrant will also revise certain risk factors, as applicable, to state that the Fund, directly or indirectly through an Underlying Fund, may invest in the type of investments to which the risk factors apply.

Investment Management Fee (page 32)

26.	Comment: In the first paragraph on page 32, the Fund discloses that the investment management fee is “subject to certain adjustments.” Please disclose these adjustments and ensure that the description of the investment management fee throughout the document is consistent and discloses the adjustments.

Response:  Registrant will delete the referenced phrase throughout the Registration Statement.

Calculation of Net Asset Value (page 40)

27.	Comment: Please explain the meaning of your statement that “[a] substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Underlying Manager to us” and address the implications for your interval fund structure which contemplates repurchases at NAV.

Response:   The Registrant will remove the aforementioned sentence from this section.

Description of Shares (page 48)

28.	Comment: Please disclose the material features of the securities being offered with respect to voting rights and similar provisions. In addition, to the extent that your governance documents will contain any provisions impacting shareholders, such as provisions limiting their rights to vote on certain matters, or to bring certain types of claims, please disclose it here or another location in your prospectus.

Response:  The Registration Statement currently discloses, on page 36 under the section entitled “Voting,” that “Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.”

The Registrant will add the following disclosure to this section:

Each share is entitled to one vote per share. Shareholders of the Fund shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the 1940 Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V of the Fund’s Declaration of Trust to the extent required by the 1940 Act; (c) with respect to termination of the Fund or a Class thereof to the extent required by applicable law; and (d) with respect to such additional matters relating to the Fund as may be required by the Fund’s Declaration of Trust, the By-laws of the Fund or any registration of the Fund as an investment company under the 1940 Act with the Commission (or any successor agency) or as the Trustees may consider necessary or desirable.

PART C

29.	Comment: Please provide the undertaking required by Item 34.1 of Form N-2, which states that the Fund will suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

Response:  Supplementally, because the Fund is a continuously offered closed-end fund offering securities in reliance on Rule 415 under the Securities Act or 1933, in accordance with Rule 415(a)(3), the Fund has furnished the undertakings required by Item 34.3 of Form N-2. Under Rule 415(a)(3), the Fund is not required to furnish the undertakings in Item 34.1. Furthermore, the Fund believes that the undertakings furnished by the Fund are consistent with the industry practice of other continuously offered closed-end tender offer funds.

30.	Comment: Please confirm supplementally that the Fund will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a “form of” exhibit to the registration statement.

Response:  The Registrant will file post-effective amendments pursuant to Rule 486. Nevertheless, Registrant confirms it will include as an exhibit to a post-effective amendment filed pursuant to Rule 486 under the 1933 Act the final version of any agreement filed as a “form of” exhibit to the Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Christian Sandoe, Securities and Exchange Commission

Jay Williamson, Securities and Exchange Commission